Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Mitsubishi UFJ Financial Group, Inc.

Subject Company: Mitsubishi UFJ Securities Co., Ltd.

SEC File No. 333-138106

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Securities Co., Ltd.

Notice regarding signing of share exchange agreement to make Mitsubishi UFJ Securities a wholly-owned subsidiary of MUFG

Tokyo, March 28, 2007 — Mitsubishi UFJ Financial Group, Inc. (MUFG) and Mitsubishi UFJ Securities Co., Ltd. (MUS) announced today that MUFG and MUS have signed a share exchange agreement to make MUS a wholly-owned subsidiary of MUFG through a share exchange transaction (the “Share Exchange”), each company having received the approval of their respective board of directors at meetings held today. On August 29, 2006, the companies signed a basic agreement with regard to the proposed Share Exchange, subject to approval by MUS shareholders at the annual general shareholders’ meeting scheduled for June 28, 2007 and subject to approval by the relevant authorities.

1. Purpose of the Share Exchange

MUFG has been actively pursuing its integrated group strategy, which positions Retail, Corporate and Trust Assets (asset management and asset administration) as the three core business areas. MUFG’s bank, trust bank and securities company are being integrated as a unified group to deliver promptly and effectively high-quality financial products and services.

To stimulate the evolving trend from savings to investments, seize the opportunity presented by the deregulation of the Japanese financial markets, effectively and promptly meet the dramatic changes in the Japanese financial environment, further enhance cooperation among group companies while complying strictly with all laws and regulations, and conduct our business as a unified group, MUFG and MUS have agreed to make MUS a wholly-owned subsidiary of MUFG.

By accelerating the exchange of personnel, utilizing the operational base and collaborating within the global network of the MUFG group, MUFG believes that the Share Exchange will enable it to further strengthen the securities and investment banking business and maximize synergies among its banking, trust and securities businesses. MUFG will continue to make every effort to provide integrated, high-quality services in a comprehensive and timely manner to meet the increasingly diverse and sophisticated needs of customers at home and abroad. Through these efforts, MUFG aims to enhance the corporate value of the whole group for all of MUFG’s stakeholders, including MUS shareholders that will receive MUFG shares in the Share Exchange.

Due to the fact that MUFG holds 62.78% of the voting rights of MUS common stock, in order to ensure a fair and appropriate share exchange ratio, for the purpose of implementing the Share Exchange, MUFG and MUS agreed on a share exchange ratio as a result of negotiations and discussions and by making reference to analyses of the Share Exchange ratio calculations and opinions of third-party institutions engaged by MUFG and MUS separately. The agreed-upon Share Exchange ratio was then examined and approved by each company’s respective board of directors, at which meetings outside directors and outside corporate auditors were also present.

The common stock of MUS is scheduled to be delisted on September 25, 2007 (the final day of trading being September 21, 2007) in connection with the Share Exchange, with MUS becoming a wholly-owned subsidiary of MUFG effective September 30, 2007.

2. Outline of the Share Exchange

(1)	Schedule for the Share Exchange

Board meetings to approve share exchange agreement	March 28, 2007
Signing of share exchange agreement	March 28, 2007
General shareholders’ meeting to approve share exchange agreement (MUS)	June 28, 2007 (tentative)
Delisting of MUS	September 25, 2007 (tentative)
Final date for tender of MUS shares	September 30, 2007 (tentative)
Effective date of Share Exchange	September 30, 2007 (tentative)

(Note 1)	MUFG is not required to obtain shareholder approval at its general shareholders’ meeting to conduct the Share Exchange because the Share Exchange is deemed a “simple share exchange” under Article 796-3 of the Company Law of Japan.

(Note 2)	The effective date of the Share Exchange is subject to change by the mutual agreement of MUFG and MUS.

(2)	Share exchange ratio (the MUFG stock split is scheduled to become effective September 30, 2007)

	MUFG (parent company)	MUS (wholly-owned subsidiary)
Share exchange ratio (Ratio prior to the stock split)	1	1.02 (0.00102)

<Share Allotment Ratio>

MUFG shall issue 1.02 shares for each MUS share. However, MUFG will not issue any shares in the Share Exchange for the 444,576,120 shares of MUS that it holds.

(Note 1)	Introduction of MUFG stock split ratio and share unit system

As MUFG announced on January 31, 2007 in the press release “Investment Unit Reduction”, MUFG plans to conduct a stock split pursuant to which each share of common stock will be split into 1000 shares on September 30, 2007 (the same date as the effective date of the Share Exchange). The above share exchange ratio (the “Share Exchange Ratio”) is calculated based on the assumption that the stock split will become effective. In addition, concurrent with the stock split, MUFG is planning to adopt a unit share system whereby one unit of common stock will be comprised of 100 shares. Consequently, for all sales taking place following the stock split, after the initial sale on October 1, 2007, the 1000 shares resulting from the split of each share of MUFG common stock will be sold in 100-share units (In order for the stock split and unit share system to become effective, however, shareholders at MUFG’s general shareholders’ meeting scheduled for June 2007 must approve the necessary amendments to the articles of incorporation to increase the number of shares that MUFG is able to issue).

(Note 2)	Shares to be issued in the Share Exchange

In the Share Exchange, MUFG will issue to MUS shareholders (being the beneficial shareholders, excluding MUFG), in exchange for their common shares, the amount of common shares of MUFG equal to the aggregate number of shares held as of the day preceding the effective date (the effective date being September 30, 2007) by all shareholders entered or recorded in the final MUS shareholders’ register (including the beneficial shareholders’ register) multiplied by 1.02 (provided that, in the event the MUFG stock split does not take place on the planned date, multiplied by 0.00102). The common stock received by MUS shareholders from MUFG is expected to come from treasury stock rather than an issuance of new shares. Where an MUS shareholder is to receive a fraction of an MUFG common share in the Share Exchange, such MUS shareholder will instead receive monetary compensation under Article 234 of the Company Law of Japan.

(Note 3)	MUFG’s interim dividend distribution

In the event that MUFG determines, in accordance with Article 49 of its Articles of Incorporation, to pay interim dividends in respect of the first half of the fiscal year ending March 31, 2008 to those holders of its common shares entered or recorded in its final shareholders’ register as of September 30, 2007 (the same date as the effective date of the Share Exchange), MUS shareholders who receive MUFG common shares on the effective date of the Share Exchange will also be entitled to receive such dividends.

(3)	Basis of calculation for the Share Exchange Ratio

1.	Calculation basis and background

In order to ensure the fairness and appropriateness of the Share Exchange Ratio, MUFG selected Morgan Stanley Japan Securities Co., Ltd. (“Morgan Stanley”), and MUS selected Merrill Lynch Japan Securities Co., Ltd. (“Merrill Lynch”), in each case as their respective third-party institutions to perform fairness analysis relating to the Share Exchange Ratio calculations.

In its role as financial advisor to MUFG, on March 27, 2007 Morgan Stanley delivered its written opinion (“Opinion (1)”) to MUFG, that, based upon and subject to the factors and assumptions set forth in Opinion (1), matters considered and limits of review set forth therein, as of such date, the share exchange ratio was fair, from a financial point of view, to MUFG.

Morgan Stanley performed an analysis of the historical stock price of MUFG based on the average closing price per share for MUFG shares on all trading days during the three-month period commencing on December 25, 2006 and ending on March 23, 2007, the average closing price per share for MUFG shares on all trading days during the one-month period commencing on February 26, 2007 and ending on March 23, 2007, the average closing price per share for MUFG shares on all trading days during the one-month period prior to announcement of the basic agreement on the proposed share exchange, commencing on July 31, 2006 and ending on August 28, 2006, and the closing price per share for MUFG shares on March 23, 2007. Morgan Stanley also performed a discounted cash flow analysis and other relevant analyses for MUFG. With respect to MUS, Morgan Stanley performed an analysis of the historical stock price of MUS based on the average closing price per share for MUS shares on all trading days during the three-month period commencing on December 25, 2006 and ending on March 23, 2007, the average closing price per share for MUS shares on all trading days during the one-month period commencing on February 26, 2007 and ending on March 23, 2007, the average closing price per share for MUS shares on all trading days during the one-month period prior to announcement of the basic agreement on the proposed share exchange, commencing on July 31, 2006 and ending on August 28, 2006, and the closing price per share for MUS shares on March 23, 2007, an analysis of precedent transactions, a discounted cashflow analysis and other relevant analyses as well as an EPS accretion/dilution analysis. Morgan Stanley reviewed and considered such analyses as a whole in preparing its opinion.

(Note 1)	In conducting the discounted cashflow analysis, Morgan Stanley assumed that the expected future financial performance of MUFG or MUS was reasonably prepared by the management of MUFG or MUS, respectively, considering past performance and the industry environment and reflecting the best currently available estimates and judgment of the management of MUFG or MUS, respectively.

The ranges of valuations evaluated based on the results of each analysis are as follows:

a.	The analysis of the historical stock prices of each of MUS and MUFG, which implied an exchange ratio ranging from 0.883 to 1.008 of MUS shares for each MUFG share.

b.	The precedent transactions analysis, which indicated an implied exchange ratio ranging from 0.972 to 1.016 of MUS shares for each MUFG share.

c.	The discounted cash flow analysis, which derived an implied share exchange ratio of 0.920 to 1.070 of MUS shares for each MUFG share.

In preparing Opinion (1) and conducting the analyses that formed the basis for Opinion (1), Morgan Stanley assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, and Morgan Stanley did not undertake any responsibility to independently verify such information nor has it undertaken an independent evaluation or appraisal of any assets or liabilities of MUFG or MUS nor has it been furnished with any such evaluation or appraisal. With respect to the financial forecast information and the expected synergies of the Share Exchange furnished to or discussed with Morgan Stanley by MUFG, Morgan Stanley assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of MUFG’s management as to the expected future financial performance of MUS or MUFG, as the case may be, and the expected synergies. Morgan Stanley’s Opinion (1) was based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to Morgan Stanley as of, March 27, 2007.

(Note 2)	In arriving at its Opinion (1), Morgan Stanley made qualitative judgments as to the significance and relevance of each analysis and factor considered by it. Accordingly, Morgan Stanley believes that its analysis must be considered as a whole and that selecting portions of its analysis and factors, without considering all analysis and factors, could create an incomplete view of the processes underlying such analysis and its Opinion (1). In its analysis, Morgan Stanley made numerous assumptions with respect to MUFG, MUS, industry performance and regulatory environment, general business, economic, market and financial conditions, as well as other matters, many of which are beyond the control of MUFG and involve the application of complex methodologies and educated judgment.

The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances. No company, business or transaction used in those analyses as a comparison is identical to MUFG, MUS or the share exchange, nor is an evaluation of the results of those analyses entirely mathematical; rather, it involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the transactions, public trading or other values of the companies, business segments or transactions being analyzed. The estimates contained in those analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual results or values or predictive of future results or values, which may be significantly more or less favorable than those suggested by those analyses. In addition, analyses relating to the value of businesses or securities are not appraisals and may not reflect the prices at which businesses, companies or securities actually may be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty.

Morgan Stanley’s Opinion (1) was prepared for the use and benefit of the Board of Directors of MUFG. Morgan Stanley’s Opinion (1) does not address the merits of the underlying decision by MUFG to engage in the Share Exchange. In addition, MUFG did not ask Morgan Stanley to address, and Morgan Stanley’s Opinion (1) does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of MUFG, other than MUFG. Morgan Stanley did not express any opinion as to the prices at which the shares of MUFG will trade following the announcement of the consummation of the share exchange.

In its role as financial advisor to MUS, on March 28, 2007 Merrill Lynch delivered its written opinion (“Opinion (2)”) to MUS that, based upon and subject to the factors and assumptions set forth in Opinion (2), matters considered and limits of review set forth therein, as of such date, the share exchange ratio was fair, from a financial point of view, to the holders of MUS common shares other than MUFG and its affiliates.

In preparing Opinion (2) and conducting the analyses that formed the basis for Opinion (2), Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, and Merrill Lynch has not assumed any responsibility for independently verifying such information nor has it undertaken an independent evaluation or appraisal of any assets or liabilities of MUS or MUFG nor been furnished with any such evaluation or appraisal. With respect to the financial forecast information and the expected synergies of the Share Exchange furnished to Merrill Lynch, Merrill Lynch has assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of MUS’s management as to the expected future financial performance of MUS or MUFG, as the case may be, and the expected synergies. Merrill Lynch’s Opinion (2) was based upon market, economic and other conditions as they existed and could be evaluated on, and on the information made available to Merrill Lynch as of, March 28, 2007.

In evaluating the terms and conditions of the Share Exchange, Merrill Lynch performed various analyses that it deemed relevant, including an analysis of the historical stock prices, a comparable companies analysis, a discounted cash flow analysis, a comparable transactions analysis, an analysis of premiums paid in comparable transactions, and an analysis of the pro forma impact of the Share Exchange, and reviewed and considered such analyses as a whole in preparing Opinion (2). Merrill Lynch performed the following material financial analyses in connection with Opinion (2):

a.	An analysis of the historical stock prices of each of MUS and MUFG, which implied an exchange ratio ranging from 0.884 to 0.986 of a MUS share for each MUFG share.

b.	A comparable companies analysis for each of MUS and MUFG, which indicated an implied exchange ratio ranging from 0.870 to 1.305 of MUS shares for each MUFG share.

c.	A discounted cash flow analysis using the dividend discount model, which derived an implied share exchange ratio of 0.467 to 1.247 of MUS shares for each MUFG share.

(Note 3)	In arriving at its Opinion (2), Merrill Lynch made qualitative judgments as to the significance and relevance of each analysis and factor considered by it. Accordingly, Merrill Lynch believes that its analysis must be considered as a whole and that selecting portions of its analysis and factors, without considering all analysis and factors, could create an incomplete view of the processes underlying such analysis and its Opinion (2). In its analysis, Merrill Lynch made numerous assumptions with respect to MUS, MUFG, industry performance and regulatory environment, general business, economic, market and financial conditions, as well as other matters, many of which are beyond the control of MUS and involve the application of complex methodologies and educated judgment.

The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. No company, business or transaction used in those analyses as a comparison is identical to MUS, MUFG or the share exchange, nor is an evaluation of the results of those analyses entirely mathematical; rather, it involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the transactions, public trading or other values of the companies, business segments or transactions being analyzed. The estimates contained in those analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual results or values or predictive of future results or values, which may be significantly more or less favorable than those suggested by those analyses. In addition, analyses relating to the value of businesses or securities are not appraisals and may not reflect the prices at which businesses, companies or securities actually may be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty.

Merrill Lynch’s Opinion (2) is for the use and benefit of the board of directors of MUS. Merrill Lynch’s Opinion (2) does not address the merits of the underlying decision by MUS to engage in the Share Exchange and does not constitute a recommendation to any shareholder of MUS as to how such shareholder should vote on the proposed Share Exchange, or whether any opposing shareholder should exercise its statutory opposition rights of appraisal in respect thereof. In addition, MUS did not ask Merrill Lynch to address, and Merrill Lynch’s Opinion (2) does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of MUS, other than the holders of MUS’s common shares. Merrill Lynch does not express any opinion as to the prices at which the shares of MUFG will trade following the announcement of the consummation of the share exchange.

The above description assumes that the Share exchange will occur after the split of each MUFG share into 1,000 MUFG shares scheduled to occur on September 30, 2007.

MUFG and MUS carefully considered the expert analysis and opinion relating to the Share Exchange Ratio received from the third-party calculation institutions referred to above, and as a result of subsequent negotiation and discussion between MUFG and MUS which took into account this information, each company approved the Share Exchange Ratio at their respective board of directors’ meetings held on March 28, 2007 and signed the share exchange agreement on the same date.

The Share Exchange Ratio is subject to change by the mutual agreement of MUFG and MUS in the event of a substantial change in the conditions on which the calculation is based.

2.	Relations with the calculation institutions

Morgan Stanley is not a related party of MUFG. Likewise, Merrill Lynch is not a related party of MUS.

(4)	Treatment of MUS’s yen-denominated convertible bonds

With respect to MUS’s yen-denominated convertible bonds issued in 1999 and due September 30, 2014, MUS will, under Section 6.3 of the Terms and Conditions of the bonds, redeem them on May 25, 2007 at par prior to maturity in accordance with their terms.

3. Overview of MUFG and MUS (As of September 30, 2006)

	Parent company		Wholly-owned subsidiary
Company name	Mitsubishi UFJ Financial Group, Inc.		Mitsubishi UFJ Securities Co., Ltd.
Business description	Bank holding company		Securities business
Date of establishment	April 2, 2001		March 4, 1948
Head office	2-7-1, Marunouchi, Chiyoda-ku, Tokyo		2-4-1, Marunouchi, Chiyoda-ku, Tokyo
Representative	President: Nobuo Kuroyanagi		Chairman: Yasumasa Gomi
Capital Stock	1,383.0 billion yen		65.5 billion yen
Shares issued and outstanding	Common stock 10,761,770.79		Common stock 726,023,292
Stockholder’s equity	9,659.0 billion yen		696.3 billion yen
Total assets	184,735.3 billion yen		13,284.4 billion yen
Date of fiscal year end	March 31		March 31
Number of employees	982		5,999
Number of offices	964*		124
Principal shareholders (name and percentage of shares outstanding)	Japan Trustee Services Bank (Trust Account)	5.38%	Mitsubishi UFJ Financial Group, Inc.	61.23%
	The Master Trust Bank of Japan, Ltd. (Trust Account)	4.35%	Toyota Motor Corporation	3.84%
	Hero & Co.	2.76%	State Street Bank and Trust Company	2.87%
	Nippon Life Insurance Company	1.99%	Japan Trustee Services Bank, Ltd. (Trust Account)	2.43%
	The Chase Manhattan Bank, N.A. London	1.94%	The Master Trust Bank of Japan, Ltd. (Trust Account)	1.68%
	The Master Trust Bank of Japan, Ltd. (Pension trust account for Meiji Yasuda Life Insurance Company)	1.62%	State Street Bank and Trust Company 505025	1.56%
	State Street Bank and Trust Company 505103	1.53%	Nippon Life Insurance Company	1.06%
	State Street Bank and Trust Company	1.34%	Daido Life Insurance Company	0.79%
	Toyota Motor Corporation	1.12%	Mitsubishi UFJ Securities Employee Stockholding Association	0.61%
	The Master Trust Bank of Japan, Ltd. (Pension trust account for Mitsubishi Heavy Industries, Ltd.)	1.10%	OM 04 SSP Client Omnibus	0.49%
Capital ties between the companies	MUFG holds 61.23% of the issued and outstanding shares of MUS and 62.78% of the voting rights. MUS is a consolidated subsidiary of MUFG.
Personnel ties between the companies	As of March 28, 2007, one MUFG director is also a director of MUS and two MUS directors are also directors of MUFG.

*	Figure is the aggregate of The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation.
**	All financial information is presented in Japanese GAAP.

<Financial Results>			(consolidated basis/billions of yen)
Fiscal year	FY2003 (March, 2004)	FY2004 (March, 2005)	FY2005 (March, 2006)	FY2003 (March, 2004)	FY2004 (March, 2005)	FY2005 (March, 2006)
Ordinary income/Operating income	2,555.1	2,628.5	4,293.9	136.3	155.5	309.6
Operating profit				28.0	21.1	91.4
Ordinary profit	578.3	593.2	1,078.0	32.3	24.3	96.8
Net income	560.8	338.4	770.7	36.2	18.8	61.1
Net income per share*	87,156.63	51,086.02	93,263.15	77.31	40.15	103.22
Dividend per share*	6,000.00	6,000.00	7,000.00	9.00	9.00	20.00
Stockholders’ equity per share*	620,797.48	673,512.65	692,792.38	971.00	836.28	974.30

*	(yen)
**	All financial information is presented in Japanese GAAP.

4. Parent company information after the Share Exchange

Company name	Mitsubishi UFJ Financial Group, Inc.

Business description	Bank holding company

Head office	2-7-1, Marunouchi, Chiyoda-ku, Tokyo

Representative	President: Nobuo Kuroyanagi

Capital stock	1,383.0 billion yen

Shareholder’s equity (consolidated)	Not determined at present

Total assets (consolidated)	Not determined at present

Date of fiscal year end	March 31

Outline of accounting treatment	There will be no increase in the capital stock of MUFG as a result of the Share Exchange. The maximum capital increase allowable as calculated under Article 69, Subsection 1.2(2) of the Corporate Accounting Regulations shall be added to the capital reserve. Goodwill in connection with the Share Exchange has not yet been determined.

Impact of the Share Exchange on financial results	There are no changes to the results forecast already announced by MUFG.

*	All financial information is presented in Japanese GAAP.

*            *            *

Contacts:

Mitsubishi UFJ Financial Group, Inc.	Public Relations Division	81-3-3240-7651
Mitsubishi UFJ Securities Co., Ltd.	Public & Investor Relations Office	81-3-6213-6584

Filings with the U.S. SEC

Mitsubishi UFJ Financial Group, Inc. (“MUFG”) filed a registration statement on Form F-4 (“Form F-4”) with the U.S. SEC in connection with the share exchange transaction to make Mitsubishi UFJ Securities Co., Ltd. (“MUS”) a wholly-owned subsidiary of MUFG. The Form F-4 contains a prospectus and other documents. After the Form F-4 is declared effective, MUS plans to mail the prospectus contained in the Form F-4 to its U.S. shareholders prior to the shareholders meeting at which the transaction will be voted upon. The Form F-4 and prospectus contain important information about MUFG, MUS, the share exchange transaction and related matters. U.S. shareholders of MUS are urged to read the Form F-4, the prospectus and the other documents that are filed with the U.S. SEC in connection with the share exchange transaction carefully before they make any voting and investment decision with respect to the share exchange transaction. The Form F-4, the prospectus and all other documents filed with the U.S. SEC in connection with the share exchange transaction will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the share exchange transaction will be made available to MUS shareholders, free of charge, by calling, writing or e-mailing:

MUFG Contact : Mr. Hitoshi Shimamura 2-7-1, Marunouchi, Chiyoda-ku, Tokyo 100-8330, Japan Telephone : 81-3-3240-6608 Email: Hitoshi_Shimamura@hd.mufg.jp	MUS Contact : Mr. Hiroshi Kutose 2-4-1, Marunouchi, Chiyoda-ku, Tokyo 100-0005, Japan Telephone : 81-3-6213-6584 Email: kutose-hiroshi@sc.mufg.jp

In addition to the Form F-4, the prospectus and the other documents filed with the U.S. SEC in connection with the share exchange transaction, MUFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the U.S. SEC at 1-202-551-8090 for further information on public reference rooms. Such filings with the U.S. SEC are available to the public from commercial document retrieval services and at the web site maintained by the U.S. SEC at www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MUFG, MUS and their businesses after completion of the transaction. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although MUFG’s and MUS’s management believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of MUS securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MUFG and MUS, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. SEC and the local filings made by MUFG and MUS, including those listed under “Cautionary Statement Concerning Forward-Looking Statements” and “Risk Factors” in the prospectus included in the registration statement on Form F-4 that MUFG has filed with the U.S. SEC. Other than as required by applicable law, MUFG and MUS do not undertake any obligation to update or revise any forward-looking information or statements.